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                                                                    EXHIBIT 12.1


                             PAINE WEBBER GROUP INC.
           COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                         AND PREFERRED STOCK DIVIDENDS
                            (In thousands of dollars)



                                           Six Months                       Years Ended December 31,
                                         Ended June 30,  ---------------------------------------------------------------
                                             1995           1994         1993         1992         1991          1990
                                         -----------     ----------   ----------   ----------   ----------    ----------


Earnings (loss) before taxes             $   (92,828)    $   44,385   $  407,576   $  339,115   $  226,247    $ (102,633)
                                         -----------     ----------   ----------   ----------   ----------    ----------

Preferred stock dividends                     24,165          1,710        5,828       27,789       34,732        23,174
                                         -----------     ----------   ----------   ----------   ----------    ----------

Fixed charges:

  Interest                                 1,015,573      1,428,653    1,130,712      879,242    1,056,124     1,242,151

  Interest factor in rents                    29,600         51,102       50,133       45,962       43,804        42,223
                                         -----------     ----------   ----------   ----------   ----------    ----------

  Total fixed charges                      1,045,173      1,479,755    1,180,845      925,204    1,099,928     1,284,374
                                         -----------     ----------   ----------   ----------   ----------    ----------

Total fixed charges and preferred
  stock dividends                          1,069,338      1,481,465    1,186,673      952,993    1,134,660     1,307,548
                                         -----------     ----------   ----------   ----------   ----------    ----------

Earnings before taxes and fixed charges  $   952,345     $1,524,140   $1,588,421   $1,264,319   $1,326,175    $1,181,741
                                         ===========     ==========   ==========   ==========   ==========    ==========

Ratio of earnings to fixed charges
  and preferred stock dividends               *                 1.0          1.3         1.3           1.2        **
                                         ===========     ==========   ==========   =========    ==========    ==========


For purposes of computing the ratio of earnings to combined fixed charges and preferred stock dividends (tax effected), "earnings" consist of earnings (loss) before taxes and fixed charges. "Fixed charges" consist of interest expense incurred on securities sold under agreements to repurchase, short-term borrowings, long-term borrowings and that portion of rental expense estimated to be representative of the interest factor.

* Earnings were inadequate to cover fixed charges and would have had to increase $116,993 in order to cover the deficiency.

** Earnings were inadequate to cover fixed charges and would have had to increase $125,807 in order to cover the deficiency.